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                                                              EXHIBIT (a)(5)(vi)

PRESS RELEASE

CHURCH & DWIGHT CO., INC. ACQUIRES USA DETERGENTS, INC.

PRINCETON, N.J.--(BUSINESS WIRE)--May 21, 2001--Church & Dwight Co., Inc. (NYSE:
CHD - news) announced today that its wholly owned subsidiary, US Acquisition Corp., completed its $7.00 per share cash tender offer for the outstanding shares of common stock of USA Detergents, Inc. (NASDAQ: USAD - news).

The Depositary, Mellon Investor Services LLC, has informed Church & Dwight that approximately 11,318,679 shares representing 79.7% of the outstanding USA Detergents common stock had been validly tendered and not withdrawn, including shares tendered pursuant to a Notice of Guaranteed Delivery. The offer expired at 12:00 midnight, New York City time, on Friday, May 18, 2001. US Acquisition Corp. accepted for payment all shares validly tendered according to the terms of the tender offer.

Church & Dwight also owns 2,142,857 USAD shares acquired prior to the tender offer, representing approximately 15% of the shares outstanding. When combined with the shares validly tendered and not withdrawn, including shares tendered pursuant to a Notice of Guaranteed Delivery, US Acquisition Corp. now beneficially owns a total of 13,461,536 shares representing 94.8% of the outstanding shares.

Church & Dwight plans to proceed with the merger of US Acquisition Corp. into USA Detergents, in which each remaining outstanding share of USA Detergents will be converted into the right to receive $7.00 in cash. US Acquisition Corp. has acquired over 90% of the outstanding common stock of USA Detergents and is thus able to effect a "short-form" merger in accordance with Delaware law. No shareholder meeting or vote will be required.

As previously announced, the acquisition of USA Detergents is expected to increase Church & Dwight's laundry products sales to approximately $400 million a year, making it the third largest company in the $6 billion (at retail) U.S. laundry detergents business, with three leading brands: ARM & HAMMER(R) and XTRA(R) Liquid and Powder Laundry Detergent and NICE'N FLUFFY(R) Liquid Fabric Softener.

Church & Dwight is a manufacturer of household and personal care products, and specialty chemicals, primarily sold under the ARM & HAMMER brand name. USA Detergents is a leading manufacturer of quality, nationally distributed value brand laundry products.

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Contact:

  Church & Dwight Co., Inc., Princeton
  Zvi Eiref
  Chief Financial Officer
  609/279-7666